Exhibit 99.14

Form of e-mail sent to Eligible Employees on February 18, 2001

Sent by:  WW Total Compensation

To:
cc:
Subject:  Last week to elect to participate in the Stock Option Exchange Program

Message Content:

If you wish to participate in the Stock Option Exchange Program, this Friday is the deadline for making an election. If you do not make an election prior to the close of the election period - 11:59 p.m. Eastern Time (U.S.) on February 22, 2002 - you will not be allowed to participate in the program.

Due to the short amount of time remaining, if you want to participate in the program, we strongly recommend that you use the Stock Option Exchange web site or Fax. If you mail your election form this week, there is no guarantee that your form will be received by February 22. Remember, it is date received at Kodak, not the postmark date.

      Election forms received after February 22 will NOT be accepted!

Questions? If you have questions, be sure to call the Hotline before 5:00 p.m. Eastern Time (U.S.) on February 22. Representatives will not be available after that time.
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 Remember, if you do NOT want to participate in the program, you do not need to make an election. No response from you will mean that your current options remain in effect under the original terms and conditions of those options.
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